Exhibit 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Exercise of senior executive share options/purchase of own shares

Number of options exercised

The Board of Directors of Marine Harvest awarded 1.2 million options under its senior executive share option scheme with effect from 2012 to the current participants in the option scheme. The option scheme form an important part of Marine Harvest's long term remuneration policy for such senior executives. The number of options shall be reduced if the profit through exercise of options in a year exceeds two times the fixed annual salary of the option holder. Accordingly, the number of options has been reduced to 594,621 options to comply with this provision.

On 21 March 2016, participants in Marine Harvest's senior executive share option scheme exercised 594,621 options in Marine Harvest, corresponding to 594,621 shares at a strike price of NOK 28.37 per share.

On the same date Marine Harvest purchased 594,621 own shares at a price of NOK 129.30 per share to settle its obligation to deliver the shares. The shares were purchased in accordance with the authorisation granted at the annual general meeting on 8 June 2015. Following these transactions Marine Harvest still holds zero treasury shares.

Options exercised by primary insiders

Alf-Helge Aarskog exercised 105,500 options in Marine Harvest, corresponding to
105,500 shares at a strike price of NOK 28.37 per share.

Ivan Vindheim exercised 63,823 options in Marine Harvest, corresponding to
63,823 shares at a strike price of NOK 28.37 per share.

Marit Solberg exercised 56,844 options in Marine Harvest, corresponding to
56,844 shares at a strike price of NOK 28.37 per share.

Ola Brattvoll exercised 46,817 options in Marine Harvest, corresponding to
46,817 shares at a strike price of NOK 28.37 per share.

Transfer of rights

On 21 March 2016 the primary insiders listed above transferred their rights to receive shares resulting from the exercise of their options to a third party against a consideration to be determined on the basis of the price subsequently obtained by the third party when selling the shares. The price subsequently obtained was NOK 129.30 per share.

New holding

After exercising the options the primary insiders listed above hold the following number of shares and unexercised options in Marine Harvest:

Name	Title	Shares	Option allotments
			2013	2014	2015
Alf-Helge Aarskog	CEO	138 570	615 006	545 152	518 373
Ivan Vindheim	CFO	660	123 001	109 030	103 675
Marit Solberg	COO Farming	47 813	123 001	109 030	103 675
Ola Brattvoll	COO Sales & Marketing	9 231	123 001	109 030	103 675

This information is subject to the disclosure requirements pursuant to section 4-2 of the Norwegian Securities Trading Act.